Exhibit 2.01

TRANSFER AGREEMENT

This Transfer Agreement (this “Agreement”) is dated October 2, 2012 and is made effective the 30th day of September 2012 (the “Effective Date”) by and between, Ridgewood Energy Corporation (the “Manager”) and the Ridgewood Energy M Fund, LLC (the “Fund”).

Whereas, the Manager of the Fund has determined that, the Fund is unable (i) to conduct the purposes for which it was created under the Limited Liability Company Agreement of the Fund (capitalized terms used in this Agreement and not otherwise defined herein are used as defined in the Limited Liability Company Agreement), or (ii) to provide for any further distributions to its Investors;

Whereas, in light of the foregoing, the Manager has determined that it would be in the best interests of the Investors to dissolve, wind up and terminate the existence of the Fund as expeditiously as practicable; and

Whereas, in order to dissolve, wind up and terminate the existence of the Fund, the Manager has agreed to cause all of the assets and liabilities (contingent and otherwise) of the Fund to be transferred to the Manger as of the Effective Date;

Now, Therefore, for good and valuable consideration being acknowledged, the parties agree as follows:

1.      The Fund hereby transfers, conveys and assigns all of its rights, title and interests in all of the following assets (collectively, the “Assets”) and the Fund’s liabilities and obligations (contingent and otherwise) to the Manager:

a.
Cash:  All cash and cash equivalents (collectively, “Cash Assets”): (a) in the Fund’s checking and/or custody accounts, after any distribution to investors, and (b) in the Fund’s salvage fund, which as of September 30, 2012 equals $892,771.00; and

b.	Working Interests: The Fund’s Working Interests in the following projects (the “Projects”):
i.	Eugene Island 337: OCS-G 03332
ii.	South Marsh Island 111: OCS-G 24874
iii.	West Cameron 77: OCS-G 09387
iv.	West Delta 67: OCS-G 27179
v.	West Delta 68: OCS-G 27180

c.	All Other Assets: All other assets of the Fund.

2.      The Manager hereby acknowledges and accepts all of the Fund’s rights, title and interests to the Assets as of the Effective Date and hereby assumes, as of the Effective Date, all liabilities and obligations (contingent and otherwise) of the Fund.  The Manager further acknowledges that by accepting the Assets it agrees to assume, fulfill, perform and discharge all of the various commitments, obligations and liabilities of the Fund, including without limitation Project retirement obligations.  The Manager acknowledges that the Project retirement obligations and liabilities may exceed the amount of Cash Assets transferred to the Manager and the Fund will not be responsible for paying any such excess.

3.      The Manager further acknowledges and agrees that the Cash Assets, now or hereafter coming into the possession of the Manager related to the Fund shall be: (a) maintained in a segregated account of the Manager, identified as Ridgewood Energy M Fund Termination Account (the “Escrow Account”); and (b) used solely for the purpose of satisfying obligations of the Fund.  In the event that, after all liabilities and obligations have been satisfied or provided for, there are funds remaining in the Escrow Account, the Manager shall distribute such remaining funds to the Fund’s investors as of the Effective Date in proportion to the ownership interests each held in the Fund as of such date.

4.      The Fund and the Manager shall execute and file any and all documents as are deemed necessary by the Manager to effectuate the foregoing transfer of the Assets to the Manager, including without limitation, Assignments of Operating Rights Interests in Federal OCS Oil and Gas Lease for each of the Projects to be filed with the Bureau of Ocean Energy Management (“BOEM”) and the assumption of liabilities of the Fund by the Manager.  The Manager agrees and understands that its obligations under this Agreement, including its obligations as described in Section 2 above, begin as of the Effective Date which may be prior to the date on which the BOEM approves the aforementioned Assignments.

5.      This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

6.      In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

7.      This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed effective as of the Effective Date.

Ridgewood Energy M Fund, LLC By Ridgewood Energy Corporation, Manager		Ridgewood Energy Corporation

By:	/s/ Robert E. Swanson	By:	/s/ Robert E. Swanson
	Robert E. Swanson, Chief Executive Officer		Robert E. Swanson, Chief Executive Officer